B2GOLD CORP.
Condensed Interim Consolidated Financial Statements
For the three months ended March 31, 2023
(Unaudited)

B2GOLD CORP.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE THREE MONTHS ENDED MARCH 31
(Expressed in thousands of United States dollars, except per share amounts)
(Unaudited)

	2023	2022

Gold revenue	$473,556	$365,583

Cost of sales
Production costs	(127,604)	(122,960)
Depreciation and depletion	(97,158)	(77,263)
Royalties and production taxes	(35,161)	(25,690)
Total cost of sales	(259,923)	(225,913)

Gross profit	213,633	139,670

General and administrative	(14,185)	(10,828)
Share-based payments (Note 9)	(6,854)	(8,404)
Write-down of mineral property interests (Note 6)	(16,457)	—
Community relations	(1,003)	(619)
Foreign exchange losses	(596)	(2,456)
Share of net income of associates	4,979	2,772
Other expense	(3,598)	(2,032)
Operating income	175,919	118,103

Interest and financing expense	(2,926)	(2,583)
Interest income	5,819	2,122
(Losses) gains on derivative instruments (Note 11)	(357)	19,299
Other (expense) income	(1,600)	5,634
Income from operations before taxes	176,855	142,575

Current income tax, withholding and other taxes (Note 13)	(76,740)	(47,654)
Deferred income tax recovery (expense) (Note 13)	1,789	(4,118)
Net income for the period	$101,904	$90,803

Attributable to:
Shareholders of the Company	$85,973	$80,723
Non-controlling interests (Note 10)	15,931	10,080
Net income for the period	$101,904	$90,803

Earnings per share (attributable to shareholders of the Company) (Note 9)
Basic	$0.08	$0.08
Diluted	$0.08	$0.08

Weighted average number of common shares outstanding (in thousands) (Note 9)
Basic	1,075,402	1,056,824
Diluted	1,081,084	1,062,492
See accompanying notes to condensed interim consolidated financial statements.

B2GOLD CORP.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
FOR THE THREE MONTHS ENDED MARCH 31
(Expressed in thousands of United States dollars)
(Unaudited)

	2023	2022

Net income for the period	$101,904	$90,803

Other comprehensive loss
Items that will not be subsequently reclassified to net income:
Unrealized loss on investments	(3,576)	(3,799)
Other comprehensive loss for the period	(3,576)	(3,799)
Total comprehensive income for the period	$98,328	$87,004

Other comprehensive loss attributable to:
Shareholders of the Company	$(3,576)	$(3,799)
Non-controlling interests	—	—
	$(3,576)	$(3,799)

Total comprehensive income attributable to:
Shareholders of the Company	$82,397	$76,924
Non-controlling interests	15,931	10,080
	$98,328	$87,004

See accompanying notes to condensed interim consolidated financial statements.

B2GOLD CORP.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE THREE MONTHS ENDED MARCH 31
(Expressed in thousands of United States dollars)
(Unaudited)

	2023	2022
Operating activities
Net income for the period	$101,904	$90,803
Non-cash charges, net (Note 14)	121,532	72,960
Changes in non-cash working capital (Note 14)	6,226	(44,735)
Changes in long-term value added tax receivables	(25,839)	(11,718)
Cash provided by operating activities	203,823	107,310

Financing activities
Revolving credit facility transaction costs	—	(2,401)
Repayment of equipment loan facilities (Note 8)	(3,578)	(6,790)
Interest and commitment fees paid	(1,002)	(1,228)
Cash proceeds from stock option exercises (Note 9)	2,444	4,031
Dividends paid (Note 9)	(42,976)	(42,234)
Principal payments on lease arrangements (Note 8)	(1,443)	(1,219)
Distributions to non-controlling interests (Note 10)	(2,082)	(1,022)
Participating funding from non-controlling interest	356	—
Loan repayments from non-controlling interest	428	—
Changes in restricted cash accounts	33	(162)
Cash used by financing activities	(47,820)	(51,025)

Investing activities
Expenditures on mining interests:
Fekola Mine	(53,795)	(28,228)
Masbate Mine	(8,953)	(5,693)
Otjikoto Mine	(17,346)	(16,131)
Gramalote Project	(510)	(4,407)
Fekola Regional, pre-development	(14,775)	(212)
Other exploration and development (Note 14)	(15,991)	(13,254)
Investment in Snowline Gold Corp.	(15,116)	—
Cash paid for purchase of non-controlling interest (Note 6)	(6,704)	—
Deferred consideration received (Note 6)	3,850	—
Funding of reclamation accounts	(1,289)	(2,181)
Cash paid on exercise of mineral property option	—	(7,737)
Other	(459)	—
Cash used by investing activities	(131,088)	(77,843)

Increase (decrease) in cash and cash equivalents	24,915	(21,558)

Effect of exchange rate changes on cash and cash equivalents	(3,121)	(2,681)
Cash and cash equivalents, beginning of period	651,946	672,999
Cash and cash equivalents, end of period	$673,740	$648,760

Supplementary cash flow information (Note 14)

See accompanying notes to condensed interim consolidated financial statements.

B2GOLD CORP.
CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS
(Expressed in thousands of United States dollars)
(Unaudited)

	As at March 31, 2023	As at December 31, 2022
Assets
Current
Cash and cash equivalents	$673,740	$651,946
Accounts receivable, prepaids and other (Note 4)	33,088	28,811
Deferred consideration receivable	—	3,850
Value-added and other tax receivables	15,322	18,533
Inventories (Note 5)	350,196	332,031
	1,072,346	1,035,171

Long-term investments	43,405	31,865
Value-added tax receivables	149,718	121,323
Mining interests (Note 6 and Note 18 - Schedules)
Owned by subsidiaries and joint operations	2,275,858	2,274,730
Investments in associates	125,028	120,049
Deferred income taxes	810	—
Other assets (Note 7)	100,379	98,095
	$3,767,544	$3,681,233
Liabilities
Current
Accounts payable and accrued liabilities	$108,930	$114,791
Current income and other taxes payable	136,736	95,623
Current portion of long-term debt (Note 8)	14,756	15,519
Current portion of mine restoration provisions	5,545	5,545
Other current liabilities	2,319	2,138
	268,286	233,616

Long-term debt (Note 8)	34,551	41,709
Mine restoration provisions	99,957	95,568
Deferred income taxes	181,536	182,515
Employee benefits obligation	9,246	8,121
Other long-term liabilities	9,572	7,915
	603,148	569,444
Equity
Shareholders’ equity
Share capital (Note 9)	2,498,373	2,487,624
Contributed surplus	72,457	78,232
Accumulated other comprehensive loss	(149,445)	(145,869)
Retained earnings	624,752	588,139
	3,046,137	3,008,126
Non-controlling interests (Note 10)	118,259	103,663
	3,164,396	3,111,789
	$3,767,544	$3,681,233

Commitments (Note 16)

Approved by the Board	"Clive T. Johnson"	Director	"Robert J. Gayton"	Director

See accompanying notes to condensed interim consolidated financial statements.

B2GOLD CORP.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
FOR THE THREE MONTHS ENDED MARCH 31
(Expressed in thousands of United States dollars)
(Unaudited)

	2023
	Shares (‘000’s)	Share capital	Contributed surplus	Accumulated other comprehensive loss	Retained earnings	Non- controlling interests	Total equity

Balance at December 31, 2022	1,074,695	$2,487,624	$78,232	$(145,869)	$588,139	$103,663	$3,111,789

Net income for the period	—	—	—	—	85,973	15,931	101,904
Dividends (Note 9)	—	—	298	—	(43,351)	—	(43,053)
Unrealised loss on investments	—	—	—	(3,576)	—	—	(3,576)
Shares issued on exercise of stock options (Note 9)	948	2,444	—	—	—	—	2,444
Shares issued on vesting of RSUs (Note 9)	520	1,706	(1,706)	—	—	—	—
Shares issued on vesting of PSUs (Note 9)	741	5,658	(8,603)	—	—	—	(2,945)
Transactions with non-controlling interests (Note 10)	—	—	—	—	(6,009)	(1,335)	(7,344)
Share-based payments (Note 9)	—	—	5,177	—	—	—	5,177
Transfer to share capital on exercise of stock options	—	941	(941)	—	—	—	—

Balance at March 31, 2023	1,076,904	$2,498,373	$72,457	$(149,445)	$624,752	$118,259	$3,164,396

	2022
	Shares (‘000’s)	Share capital	Contributed surplus	Accumulated other comprehensive loss	Retained earnings	Non- controlling interests	Total equity

Balance at December 31, 2021	1,056,334	$2,422,184	$67,028	$(136,299)	$507,381	$100,713	$2,961,007

Net income for the period	—	—	—	—	80,723	10,080	90,803
Dividends (Note 9)	—	—	276	—	(42,574)	—	(42,298)
Unrealised loss on investments	—	—	—	(3,799)	—	—	(3,799)
Shares issued on exercise of stock options (Note 9)	1,401	4,031	—	—	—	—	4,031
Shares issued on vesting of RSUs (Note 9)	633	2,022	(2,022)	—	—	—	—
Transactions with non-controlling interests	—	—	—	—	988	(1,968)	(980)
Share-based payments (Note 9)	—	—	6,879	—	—	—	6,879
Transfer to share capital on exercise of stock options	—	1,512	(1,512)	—	—	—	—

Balance at March 31, 2022	1,058,368	$2,429,749	$70,649	$(140,098)	$546,518	$108,825	$3,015,643

See accompanying notes to condensed interim consolidated financial statements.

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2023
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

1 Nature of operations

B2Gold Corp. (“B2Gold” or the “Company”) is a Vancouver-based gold producer with three operating mines. The Company operates the Fekola Mine in Mali, the Masbate Mine in the Philippines and the Otjikoto Mine in Namibia. The Company has a 50% joint operation interest in the Gramalote gold project in Colombia (the "Gramalote Project"). The Company also has an approximately 25% interest in Calibre Mining Corp. ("Calibre") and an approximately 19% interest in BeMetals Corp. ("BeMetals"). In addition, the Company has a portfolio of evaluation and exploration assets in other countries including Mali, Uzbekistan and Finland.

Subsequent to March 31, 2023, on April 19, 2023, the Company completed the acquisition of 100% of Sabina Gold & Silver Corp. ("Sabina"), see note 17.

B2Gold is a public company which is listed on the Toronto Stock Exchange under the symbol “BTO”, the NYSE American LLC under the symbol “BTG” and the Namibian Stock Exchange under the symbol “B2G”. B2Gold’s head office is located at Suite 3400, Park Place, 666 Burrard Street, Vancouver, British Columbia, V6C 2X8.

2 Basis of preparation

These condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting, of International Financial Reporting Standards as issued by the International Accounting Standards Board ("IFRS"). These condensed interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2022, which have been prepared in accordance with IFRS.

These condensed interim consolidated financial statements follow the same accounting policies and methods of application as the most recent audited consolidated financial statements of the Company.

These condensed consolidated interim financial statements were authorized for issue by the Board of Directors on May 9, 2023.

3 Significant accounting judgements and estimates

The preparation of these financial statements in conformity with IFRS requires judgements and estimates that affect the amounts reported. Those judgements and estimates concerning the future may differ from actual results. The following are the areas of accounting policy judgement and accounting estimates applied by management that most significantly affect the Company’s financial statements, including those areas of estimation uncertainty that could result in a material adjustment to the carrying amounts of assets and liabilities within the next financial year.

Areas of judgement

Uncertain tax positions

The Company’s operations involve the application of complex tax regulations in multiple international jurisdictions. Determining the tax treatment of a transaction requires the Company to apply judgement in its interpretation of the applicable tax law. These positions are not final until accepted by the relevant tax authority. The tax treatment may change based on the result of assessments or audits by the tax authorities often years after the initial filing.

The Company recognizes and records potential liabilities for uncertain tax positions based on its assessment of the amount, or range of amounts of tax that will be due. The Company adjusts these accruals as new information becomes available. Due to the complexity and uncertainty associated with certain tax treatments, the ultimate resolution could result in a payment that is materially different from the Company’s current estimate of the tax liabilities.

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2023
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

Sources of estimation uncertainty

Mineral reserve and resource estimates

Mineral reserves are estimates of the amount of ore that can be economically and legally extracted from the Company’s mining properties. The Company estimates its mineral reserves and mineral resources based on information compiled by appropriately qualified persons relating to the geological data on the size, depth and shape of the ore body, and requires complex geological judgements to interpret the data. The estimation of recoverable reserves is based upon factors such as estimates of foreign exchange rates, commodity prices, future capital requirements, metallurgical recoveries, permitting and production costs along with geological assumptions and judgements made in estimating the size, and grade of the ore body. Changes in the reserve or resource estimates may impact the carrying value of mining interests, mine restoration provisions, recognition of deferred tax assets, depreciation and amortization charges and royalties receivable.

Impairment of long-lived assets

Long-lived assets are tested for impairment, or reversal of a previous impairment, if there is an indicator of impairment or a subsequent reversal. Calculating the estimated recoverable amount of cash generating units for long-lived assets requires management to make estimates and assumptions that include such factors as reserves and resources, future production levels, metallurgical recovery estimates, operating and capital costs, future metal prices and discount rates. Changes in any of these assumptions or estimates used in determining the recoverable amount could impact the analysis. Such changes could be material.

Value-added tax receivables

The Company incurs indirect taxes, including value-added tax, on purchases of goods and services at its operating mines and development projects. Indirect tax balances are recorded at their estimated recoverable amounts within current or long-term assets, net of provisions, and reflect the Company’s best estimate of their recoverability under existing tax rules in the respective jurisdictions in which they arise. Management’s assessment of recoverability considers the probable outcomes and expected timing of claimed deductions and/or disputes. The provisions and balance sheet classifications made to date may be subject to change and such change may be material.

Long-term value-added tax receivables includes amounts for the Fekola Mine of $97 million (December 31, 2022 - $77 million), for the Masbate Mine of $46 million (December 31, 2022 – $37 million), and for the Gramalote Project of $7 million (December 31, 2022 - $7 million).

Current and deferred income taxes

The Company is periodically required to estimate the tax basis of assets and liabilities. Where applicable tax laws and regulations are either unclear or subject to varying interpretations, it is possible that changes in these estimates could occur that materially affect the amounts of deferred income tax assets and liabilities recorded in the financial statements. Changes in deferred tax assets and liabilities generally have a direct impact on earnings in the period that the changes occur.

Each period, the Company evaluates the likelihood of whether some portion or all of each deferred tax asset will not be realized. This evaluation is based on historic and future expected levels of taxable income and the associated repatriation of retained earnings, the pattern and timing of reversals of taxable temporary timing differences that give rise to deferred tax liabilities, and tax planning initiatives. Levels of future taxable income are affected by, among other things, metal prices, production costs, quantities of proven and probable gold reserves, interest rates and foreign currency exchange rates. The availability of retained earnings for distribution depends on future levels of taxable income as well as future reclamation expenditures, capital expenditures, dividends and other uses of available cash flow.

4 Accounts receivable, prepaids and other

	March 31, 2023	December 31, 2022
	$	$

Supplier advances	13,213	12,805
Prepaid expenses	8,489	4,062
Current portion of derivative instruments (Note 11)	2,194	5,009
Other receivables	9,192	6,935
	33,088	28,811

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2023
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

5 Inventories

	March 31, 2023	December 31, 2022
	$	$

Gold and silver bullion	66,175	49,467
In-process inventory	15,760	14,653
Ore stock-pile inventory	96,657	96,879
Materials and supplies	171,604	171,032
	350,196	332,031

Ore stock-pile inventory includes amounts for the Fekola Mine of $70 million (December 31, 2022 - $75 million), for the Masbate Mine of $14 million (December 31, 2022 - $12 million), and for the Otjikoto Mine of $13 million (December 31, 2022 – $10 million).

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2023
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

6 Mining interests

	March 31, 2023	December 31, 2022
	$	$
Property, plant and equipment (depletable)
Fekola Mine, Mali
Cost	1,826,556	1,769,945
Accumulated depreciation and depletion	(872,084)	(819,882)
	954,472	950,063
Masbate Mine, Philippines
Cost	1,119,956	1,114,513
Accumulated depreciation and depletion	(550,597)	(537,474)
	569,359	577,039
Otjikoto Mine, Namibia
Cost	885,234	864,801
Accumulated depreciation and depletion	(582,349)	(558,687)
	302,885	306,114

Pre-development properties (pre-depletable)
Fekola Regional pre-development, Mali	43,601	30,716

Exploration and evaluation properties (pre-depletable)
Gramalote Project, Colombia, net of impairment	136,159	135,625
Dandoko Property, Mali	61,518	58,292
Bakolobi Property, Mali	53,781	51,956
Menankoto Property, Mali	47,107	41,569
Bantako North Property, Mali	25,645	23,575
Finland Properties, Finland	24,794	22,523
Kiaka Royalty, Burkina Faso	18,488	18,488
Mocoa Royalty, Colombia	10,230	10,230
Uzbekistan Properties, Uzbekistan	—	12,996
Other	6,705	8,724
	384,427	383,978
Corporate (depletable)
Office, furniture and equipment, net	21,114	26,820
	2,275,858	2,274,730
Investments in associates (accounted for using the equity method)
Calibre, Various	116,753	111,774
BeMetals, Various	8,275	8,275
	125,028	120,049
	2,400,886	2,394,779

Menankoto

During the three months ended March 31, 2023, the Company paid $7 million in cash to buy the remaining 5% non-controlling interest ownership of Menankoto SARL giving it 100% ownership of the property. The loss on the purchase of $7 million was recorded in retained earnings on the Condensed Interim Consolidated Balance Sheet at March 31, 2023.

Otjikoto

Subsequent to March 31, 2023, the Company communicated to employees about the phased closure plan for the open pit operations at the Otjikoto Mine expected to begin later in 2023. The planned closure of this part of the mine triggers an obligation for severance pay under Namibian law. The severance obligation is estimated at $ 6 million and will be recorded in the quarter ended June 30, 2023.

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2023
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

Other

During the three months ended March 31, 2023, the Company wrote-off $16 million relating to non-core properties that it no longer plans to proceed with.

7 Other assets

	March 31, 2023	December 31, 2022
	$	$

Low-grade stockpile	49,598	48,882
Reclamation deposits	33,738	32,203
Deferred financing costs	6,153	6,711
Loan to associate	5,154	5,095
Debt service reserve accounts	2,838	2,801
Other	2,898	2,403
	100,379	98,095

8 Long-term debt

	March 31, 2023	December 31, 2022
	$	$
Equipment loans and lease obligations:
Fekola equipment loan facilities (net of unamortized transaction costs)	20,244	23,102
Masbate equipment loan facility (net of unamortized transaction costs)	430	872
Lease liabilities	28,633	33,254
	49,307	57,228

Less: current portion	(14,756)	(15,519)
	34,551	41,709

The changes in debt balances during the three months ended March 31, 2023 are as follows:

	Equipment loans	Lease liabilities	Total
	$	$	$

Balance at December 31, 2022	23,974	33,254	57,228
Lease liabilities recognized	—	2,124	2,124
Lease liabilities de-recognized	—	(5,536)	(5,536)
Repayments	(3,578)	(1,443)	(5,021)
Foreign exchange losses (gains)	244	(65)	179
Non-cash interest and financing expense	34	299	333
Balance at March 31, 2023	20,674	28,633	49,307

Less current portion	(9,221)	(5,535)	(14,756)
	11,453	23,098	34,551

Revolving credit facility

The Company has a revolving credit facility ("RCF") with a syndicate of international banks for an aggregate amount of $600 million. The RCF also allows for an accordion feature whereby upon receipt of additional binding commitments, the facility may be increased to $800 million any time prior to the maturity date of December 16, 2025. As at March 31, 2023, the Company had available undrawn capacity of $600 million. The Company has provided security on the RCF in the form of a general security interest over the Company’s assets and pledges creating a charge over the shares of certain of the Company’s direct and indirect subsidiaries. In connection with the RCF, the Company must also maintain certain ratios for leverage and interest coverage. As at March 31, 2023, the Company was in compliance with these debt covenants.

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2023
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

9 Share capital

The Company’s authorized share capital consists of an unlimited number of common shares and an unlimited number of preferred shares. As at March 31, 2023, the Company had 1,076,903,917 common shares outstanding (December 31, 2022 - 1,074,694,856 shares), including 1,705,000 common shares being held in trust under the Company’s Incentive Plan. No preferred shares were outstanding.

During the three months ended March 31, 2023, the Company paid a quarterly dividend of $0.04 per share totalling $43 million (2022 - $42 million).

During the three months ended March 31, 2023, approximately 2 million stock options were granted to employees with exercise prices ranging from Cdn. $4.56 to Cdn. $5.03 per share. These stock options have a term of up to five years and vest over a period of up to three years. The estimated fair value when granted of these options, totalling $2 million, is being recognized as a share-based payment expense over the vesting period. The fair value was calculated using the Black-Scholes option pricing model based on a risk-free annual interest rate of up to 3.8%, an expected life of three years, an expected volatility of 50% and a dividend yield rate of up to 4.9%.

For the three months ended March 31, 2023, share-based payments expense relating to the vesting of stock options was $2 million (2022 - $4 million). For the three months ended March 31, 2023, the Company issued 1 million shares for proceeds of $2 million upon the exercise of stock options. The weighted average market price of the shares at the time of exercise was Cdn. $5.36. As at March 31, 2023, 31 million stock options were outstanding.

The following is a summary of changes to stock options outstanding:

	Number of outstanding options	Weighted-average exercise price
	('000's)	(in Cdn. $)

Outstanding at December 31, 2022	30,927	4.98
Granted	1,650	4.93
Exercised	(948)	3.48
Forfeited or expired	(454)	5.35
Outstanding at March 31, 2023	31,175	5.02

For the three months ended March 31, 2023, share-based payments expense relating to the vesting of restricted share units ("RSUs") was $1 million, (2022 - $2 million). During the three months ended March 31, 2023, the Company granted 2 million RSUs to employees and issued 1 million shares on the vesting of RSUs. As at March 31, 2023, 4 million RSUs were outstanding.

For the three months ended March 31, 2023, share-based payments expense relating to the vesting of performance share units ("PSUs") was $2 million (2022 - $1 million). During the three months ended March 31, 2023, the Company granted 2 million PSUs to employees and issued 1 million shares on the vesting of PSUs. As at March 31, 2023, 5 million PSUs were outstanding.

For the three months ended March 31, 2023, share-based payments expense relating to the change in fair value of deferred share units ("DSUs") $2 million (2022 - $2 million). As at March 31, 2023, 2 million DSUs were outstanding.

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2023
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

Earnings per share

The following is the calculation of basic and diluted earnings per share:

	For the three months ended March 31, 2023	For the three months ended March 31, 2022

Net income and diluted net income (attributable to shareholders of the Company)	$85,973	80,723

Basic weighted average number of common shares outstanding (in thousands)	1,075,402	1,056,824

Effect of dilutive securities:
Stock options	2,040	3,177
Restricted share units	442	1,346
Performance share units	3,200	1,145
Diluted weighted average number of common shares outstanding (in thousands)	1,081,084	1,062,492

Earnings per share (attributable to shareholders of the Company)
Basic	$0.08	$0.08
Diluted	$0.08	$0.08

10 Non-controlling interests

The following is a continuity schedule of the Company's non-controlling interests:

	Fekola	Masbate	Otjikoto	Other	Total
	$	$	$	$	$

Balance at December 31, 2022	54,187	22,220	25,079	2,177	103,663
Share of net income (loss)	10,672	2,850	2,482	(73)	15,931
Distributions to non-controlling interest	—	—	(2,082)	—	(2,082)
Interest on loan to non-controlling interest	(997)	—	—	—	(997)
Participating funding from non-controlling interest	—	—	—	843	843
Other	—	—	430	471	901
Balance at March 31, 2023	63,862	25,070	25,909	3,418	118,259

11 Derivative financial instruments

The following is a summary, by maturity dates, of the Company’s fuel derivatives contracts outstanding as at March 31, 2023:

	2023	2024	Total
Forward – fuel oil:
Litres (thousands)	15,749	656	16,405
Average strike price	$0.39	$0.43	$0.39

Forward – gas oil:
Litres (thousands)	10,579	—	10,579
Average strike price	$0.45	$—	$0.45

The unrealized fair value of these contracts at March 31, 2023 was $2 million (December 31, 2022 - $5 million).

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2023
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

12 Financial instruments

The Company’s financial assets and liabilities are classified based on the lowest level of input significant to the fair value measurement based on the fair value hierarchy:

Level 1 – quoted prices in active markets for identical assets or liabilities;

Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

Level 3 – inputs for the asset or liability that are not based on observable market data.

As at March 31, 2023, the Company’s financial assets and liabilities that are measured at fair value are categorized as follows:

	As at March 31, 2023		As at December 31, 2022
	Level 1	Level 2	Level 1	Level 2
	$	$	$	$

Long-term investments	43,405	—	31,865	—
Fuel derivative contracts (Note 11)	—	2,194	—	5,009

The Company’s long-term investments consist of shares of publicly traded mining companies. The fair values of these were determined using market quotes from an active market for each investment.

The fair value of the Company's fuel derivative contracts were determined using prevailing market rates for instruments with similar characteristics.

The fair value of the Company's long-term debt also approximates its carrying value as it has a floating interest rate and the Company's credit spread has remained approximately consistent. The fair value of the Company's other financial instruments approximate their carrying value due to their short-term nature.

Credit risk

The Company maintains its excess cash balances in short-term investments accounts. The Company holds approximately one third of its cash in Canada with a single institution and approximately one third is maintained with a single financial institution in Mali to support the operations of the Fekola Mine. The Company does not maintain insurance for its cash balances.

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2023
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

13 Income and other taxes

Income tax expense differs from the amount that would result from applying the Canadian federal and provincial income tax rates to earnings from operations before taxes. These differences result from the following items:

	For the three months ended March 31, 2023	For the three months ended March 31, 2022
	$	$

Income from operations before taxes	176,855	142,575
Canadian federal and provincial income tax rates	27.00%	27.00%
Income tax expense at statutory rates	47,751	38,495

Increase (decrease) attributable to:
Effects of different foreign statutory tax rates	11,966	6,521
Future withholding tax	6,400	8,040
Non-deductible expenditures	7,236	5,541
Use of losses and temporary differences not previously recognised	—	(5,810)
Benefit of optional tax incentives	(1,665)	(3,289)
Withholding and other taxes	1,776	1,277
Change due to foreign exchange	(3,791)	1,414
Non-taxable portion of gains	(672)	(375)
Losses and tax bases for which no tax benefit has been recorded	4,357	30
Amounts under (over) provided in prior years	1,593	(72)
Income tax expense	74,951	51,772

Current income tax, withholding and other taxes	76,740	47,654
Deferred income tax (recovery) expense	(1,789)	4,118
Income tax expense	74,951	51,772

Included in current income tax expense for the three months ended March 31, 2023 was $9 million (2022 - $6 million), related to the State of Mali's 10% priority dividend on its free carried interest in the Fekola Mine. This priority dividend is accounted for as an income tax in accordance with IAS 12, Income Taxes.

Fekola Tax Audits

The Company's subsidiary, Fekola SA, received a Notice for Reassessment dated September 6, 2022, from the Malian Directorate General of Taxes (“DGT”) asserting proposed adjustments and other tax liabilities amounting to $26 million excluding penalties, $45 million including penalties, (based on the March 31, 2023 exchange rate of CFA 603 to $1) arising from tax audits conducted for fiscal years 2016-2018. The Company has reviewed the reassessment and concluded that there is no merit to the tax audit adjustments. Fekola SA filed a contentious claim, dated November 3, 2022, outlining its objections to the reassessment in accordance with the Mali Income Tax Act, and remains in discussions with the DGT with respect to this matter.

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2023
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

14 Supplementary cash flow information

Supplementary disclosure of cash flow information is provided in the tables below:

Non-cash charges (credits):

	For the three months ended March 31, 2023	For the three months ended March 31, 2022
	$	$

Depreciation and depletion	97,158	77,263
Share-based payments (Note 9)	6,854	8,404
Write-down of mineral property interests (Note 6)	16,457	—
Share of net income of associate	(4,979)	(2,772)
Non-cash interest and financing expense	2,926	2,583
Unrealized losses (gains) on derivative instruments	2,788	(13,397)
Deferred income tax (recovery) expense (Note 13)	(1,789)	4,118
Other	2,117	(3,239)
	121,532	72,960

Changes in non-cash working capital:

	For the three months ended March 31, 2023	For the three months ended March 31, 2022
	$	$

Accounts receivable and prepaids	(6,605)	(3,825)
Value-added and other tax receivables	(645)	(11,637)
Inventories	(22,667)	(6,830)
Accounts payable and accrued liabilities	(4,970)	(10,951)
Current income and other taxes payable	41,113	(11,492)
	6,226	(44,735)

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2023
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

Other exploration and development:

	For the three months ended March 31, 2023	For the three months ended March 31, 2022
	$	$

Fekola Mine, exploration	(1,706)	(6,394)
Masbate Mine, exploration	(959)	(1,037)
Otjikoto Mine, exploration	(494)	(506)
Menankoto Property, exploration	(3,036)	(324)
Finland Properties, exploration	(2,271)	(1,468)
Bantako North Property, exploration	(1,441)	(1,620)
Dandoko Property, exploration	(3,473)	—
Bakolobi Property, exploration	(1,180)	—
Uzbekistan Properties, exploration	(1,077)	(924)
Other	(354)	(981)
	(15,991)	(13,254)

Non-cash investing and financing activities:

	For the three months ended March 31, 2023	For the three months ended March 31, 2022
	$	$

Interest on loan to non-controlling interest	1,173	988
Share-based payments, capitalized to mineral property interests	118	380
Change in current liabilities relating to mineral property expenditures	(1,232)	2,413
Foreign exchange (loss) gain on Fekola equipment loan facilities	(244)	1,105

For the three months ended March 31, 2023, the Company paid $30 million of current income tax, withholding and other taxes in cash (2022 - $59 million).

15 Segmented information

The Company’s reportable operating segments for 2023 include its mining operations, namely the Fekola, Masbate and Otjikoto mines. The Fekola Regional segment includes the Bantako North, Menankoto, Dandoko and Bakolobi properties. The “Other Mineral Properties” segment consists of the Company’s interests in mineral properties which are at various stages of exploration and development, including the Company's interests in the Gramalote Project and Calibre. The “Corporate and Other” segment includes corporate operations.

The Company’s segments are summarized in the following tables:

	For the three months ended March 31, 2023
	Fekola Mine	Fekola Regional	Masbate Mine	Otjikoto Mine	Other Mineral Properties	Corporate & Other	Total
	$	$	$	$	$	$	$

External gold revenue	314,225	—	56,992	102,339	—	—	473,556
Production costs	77,661	—	24,993	24,950	—	—	127,604
Depreciation & depletion	55,232	—	12,359	29,597	—	461	97,649
Net income (loss)	95,253	(131)	8,800	24,419	(9,192)	(17,245)	101,904
Capital expenditures	55,501	23,905	9,912	17,840	4,212	95	111,465
Total assets	1,526,569	234,370	773,005	442,190	334,069	457,341	3,767,544

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2023
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

	For the three months ended March 31, 2022
	Fekola Mine	Fekola Regional	Masbate Mine	Otjikoto Mine	Other Mineral Properties	Corporate & Other	Total
	$	$	$	$	$	$	$

External gold revenue	197,862	—	83,093	84,628	—	—	365,583
Production costs	61,410	—	34,764	26,786	—	—	122,960
Depreciation & depletion	38,274	—	17,625	21,364	—	719	77,982
Net income	34,699	135	18,999	21,789	4,560	10,621	90,803
Capital expenditures	34,622	2,156	6,730	16,637	15,517	—	75,662
Total assets	1,376,816	53,841	758,571	456,870	319,067	619,844	3,585,009
The Company’s mining interests are located in the following geographical locations:

	March 31, 2023	December 31, 2022
	$	$
Mining interests
Mali	1,187,695	1,159,931
Philippines	569,359	577,039
Namibia	303,428	306,718
Colombia	146,389	145,855
Investments in associates - various	125,028	120,049
Finland	24,794	22,523
Canada	21,114	26,820
Burkina Faso	21,087	21,087
Other	1,992	14,757
	2,400,886	2,394,779

16 Commitments

As at March 31, 2023, the Company had the following commitments (in addition to those disclosed elsewhere in these financial statements):
•For payments at the Fekola Mine of $68 million related to underground development, $29 million related to mobile purchases, $7 million for mobile equipment rebuilds, $5 million related to power plant and powerhouse rebuilds and $3 million for other capital projects. Of the total commitments of $112 million, $75 million is expected to be incurred in 2023 and $37 million is expected to be incurred in 2024.
•For payments of $11 million for mobile equipment and $2 million for other costs for the Fekola Regional pre-development work, all of which is expected to be incurred in 2023.
•For payments at the Masbate Mine of $4 million related to mobile equipment purchases, all of which is expected to be incurred in 2023.

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2023
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

17 Acquisition of Sabina

Subsequent to March 31, 2023, on April 19, 2023, the Company completed the acquisition of all of the issued and outstanding common shares of Sabina (the “Transaction”), resulting in the Company acquiring the 100% owned Back River Gold District located in Nunavut, Canada. The Company issued 0.3867 of a common share for each Sabina common share totalling 216,451,555 common shares issued. For accounting purposes, it was determined that the Company obtained control of Sabina on April 14, 2023, this being the date at which the transaction was irrevocably approved by the Supreme Court of British Columbia.

At the date of issue of these Condensed Consolidated Interim Financial Statements, the Company is not able to gather sufficient information to complete an allocation of the purchase cost to the assets and liabilities acquired. The Company will consolidate the results of Sabina in its Condensed Consolidated Interim Financial Statements for June 30, 2023 including the impact of the acquisition accounting.

Following completion of the Transaction, the Company extinguished certain of Sabina's construction financing obligations with payments totalling $111 million, broken down as follows:
•a $62 million payment to extinguish Sabina's gold metal offtake agreement;
•a $46 million payment to extinguish one-third of Sabina's $125 million gold stream arrangement;
•a $2 million payment to extinguish Sabina's senior secured debt facility; and
•a $1 million payment to extinguish Sabina's $75 million gold prepay facility.

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2023
(All tabular amounts are in thousands of United States dollars)
(Unaudited)

18 Mining interests schedules

	Cost					Accumulated depreciation				Net carrying value
	Balance at Dec. 31, 2022	Additions / Equity pick-up	Disposals / write-offs	Reclass / Mine restoration movements	Balance at Mar. 31, 2023	Balance at Dec. 31, 2022	Depreciation	Disposals	Balance at Mar. 31, 2023	Balance at Mar. 31, 2023	Balance at Dec. 31, 2022
	$	$	$	$	$	$	$	$	$	$	$

Property, plant and equipment (depletable)
Fekola Mine	1,769,945	55,577	(116)	1,150	1,826,556	(819,882)	(52,297)	95	(872,084)	954,472	950,063
Masbate Mine	1,114,513	9,924	(5,861)	1,380	1,119,956	(537,474)	(18,984)	5,861	(550,597)	569,359	577,039
Otjikoto Mine	864,801	19,555	(14)	892	885,234	(558,687)	(23,662)	—	(582,349)	302,885	306,114
	3,749,259	85,056	(5,991)	3,422	3,831,746	(1,916,043)	(94,943)	5,956	(2,005,030)	1,826,716	1,833,216

Pre-development properties (pre-depletable)
Fekola Regional pre-development	30,716	12,885	—	—	43,601	—	—	—	—	43,601	30,716

Exploration & evaluation properties (pre-depletable)
Gramalote Project	135,625	534	—	—	136,159	—	—	—	—	136,159	135,625
Dandoko Property	58,292	3,226	—	—	61,518	—	—	—	—	61,518	58,292
Bakolobi Property	51,956	1,825	—	—	53,781	—	—	—	—	53,781	51,956
Menankoto Property	41,569	5,538	—	—	47,107	—	—	—	—	47,107	41,569
Bantako North Property	23,575	2,070	—	—	25,645	—	—	—	—	25,645	23,575
Finland Properties	22,523	2,271	—	—	24,794	—	—	—	—	24,794	22,523
Kiaka Royalty	18,488	—	—	—	18,488	—	—	—	—	18,488	18,488
Mocoa Royalty	10,230	—	—	—	10,230	—	—	—	—	10,230	10,230
Uzbekistan Properties	12,996	1,089	(14,085)	—	—	—	—	—	—	—	12,996
Other	8,724	353	(2,372)	—	6,705	—	—	—	—	6,705	8,724
	383,978	16,906	(16,457)	—	384,427	—	—	—	—	384,427	383,978

Corporate (depletable)
Office, furniture & equipment	32,419	95	(5,838)	—	26,676	(5,599)	(461)	498	(5,562)	21,114	26,820

	4,196,372	114,942	(28,286)	3,422	4,286,450	(1,921,642)	(95,404)	6,454	(2,010,592)	2,275,858	2,274,730

Investments in associates (accounted for using the equity method)
Calibre	111,774	4,979	—	—	116,753	—	—	—	—	116,753	111,774
BeMetals	8,275	—	—	—	8,275	—	—	—	—	8,275	8,275
	120,049	4,979	—	—	125,028	—	—	—	—	125,028	120,049

	4,316,421	119,921	(28,286)	3,422	4,411,478	(1,921,642)	(95,404)	6,454	(2,010,592)	2,400,886	2,394,779

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2023
(All tabular amounts are in thousands of United States dollars)
(Unaudited)

	Cost					Accumulated depreciation				Net carrying value
	Balance at Dec. 31, 2021	Additions / Equity pick-up	Disposals / write-offs	Reclass / Mine restoration movements	Balance at Dec. 31, 2022	Balance at Dec. 31, 2021	Depreciation	Disposals/ write-offs	Balance at Dec. 31, 2022	Balance at Dec. 31, 2022	Balance at Dec. 31, 2021
	$	$	$	$	$	$	$	$	$	$	$

Property, plant and equipment (depletable)
Fekola Mine	1,645,337	140,710	(12,898)	(3,204)	1,769,945	(609,899)	(221,119)	11,136	(819,882)	950,063	1,035,438
Masbate Mine	1,085,687	44,103	(1,032)	(14,245)	1,114,513	(449,675)	(88,610)	811	(537,474)	577,039	636,012
Otjikoto Mine	782,208	84,873	(1,558)	(722)	864,801	(475,303)	(84,703)	1,319	(558,687)	306,114	306,905
	3,513,232	269,686	(15,488)	(18,171)	3,749,259	(1,534,877)	(394,432)	13,266	(1,916,043)	1,833,216	1,978,355

Pre-development properties (pre-depletable)
Fekola Regional pre-development	—	29,560	—	1,156	30,716	—	—	—	—	30,716	—

Exploration & evaluation properties (pre-depletable)
Gramalote Project	119,866	15,759		—	135,625	—	—	—	—	135,625	119,866
Dandoko Property	—	58,292	—	—	58,292	—	—	—	—	58,292	—
Bakolobi Property	—	51,956	—	—	51,956	—	—	—	—	51,956	—
Menankoto Property	33,739	8,986	—	(1,156)	41,569	—	—	—	—	41,569	33,739
Bantako North Property	15,351	8,224	—	—	23,575	—	—	—	—	23,575	15,351
Kiaka Royalty	18,488	—	—	—	18,488	—	—	—	—	18,488	18,488
Finland Properties	12,561	9,962	—	—	22,523	—	—	—	—	22,523	12,561
Uzbekistan Properties	8,802	4,194	—	—	12,996	—	—	—	—	12,996	8,802
Mocoa Royalty	10,230	—	—	—	10,230	—	—	—	—	10,230	10,230
Other	11,019	11,114	(13,409)	—	8,724	—	—	—	—	8,724	11,019
	230,056	168,487	(13,409)	(1,156)	383,978	—	—	—	—	383,978	230,056

Corporate (depletable)
Office, furniture & equipment	28,540	6,013	(2,134)	—	32,419	(5,120)	(2,613)	2,134	(5,599)	26,820	23,420

	3,771,828	473,746	(31,031)	(18,171)	4,196,372	(1,539,997)	(397,045)	15,400	(1,921,642)	2,274,730	2,231,831

Investments in joint ventures and associates (accounted for using the equity method)
Calibre	93,728	18,046	—	—	111,774	—	—	—	—	111,774	93,728
BeMetals	10,508	(2,233)	—	—	8,275	—	—	—	—	8,275	10,508
	104,236	15,813	—	—	120,049	—	—	—	—	120,049	104,236

	3,876,064	489,559	(31,031)	(18,171)	4,316,421	(1,539,997)	(397,045)	15,400	(1,921,642)	2,394,779	2,336,067